Exhibit 99.3

Management’s Responsibility for the Financial Statements
The accompanying consolidated financial statements have been prepared by the Company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the Company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the Company. In addition, the Company maintains an internal audit function that conducts periodic audits of the Company’s operations.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and where appropriate, reflect estimates based on management’s judgement. The financial information presented throughout the Management’s Discussion and Analysis is generally consistent with the information contained in the accompanying consolidated financial statements.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the Company, and who are independent of the Company’s significant shareholder. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER WIJNBERGEN	ROBIN LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada
February 4, 2020

Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Norbord Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Norbord Inc. (the Company) as of December 31, 2019 and December 31, 2018, the related consolidated statements of (loss) earnings, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the financial performance and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 4, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of potential indicators of impairment related to production equipment within North America
As discussed in Note 2(h) to the consolidated financial statements, when circumstances indicate that a cash-generating unit (CGU) may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. At each reporting date, the Company analyzes both internal and external indicators of impairment loss or reversal (impairment indicator), such as housing start statistics, industry capacity for oriented strand board production, current operating results from each CGU and forecasted operating results for the coming year. Individually, or in combination, these could result in an impairment indicator being identified.
We identified the assessment of potential indicators of impairment related to production equipment within North America as a critical audit matter. Assessing the Company’s determination of whether relevant events or changes in circumstances, individually and in the aggregate, could indicate possible impairment of production equipment required a high degree of subjective auditor judgment. These included external factors such as movements in expectations of industry capacity for product and decreases in expected

Exhibit 99.3

future housing starts, as well as Company specific factors such as historical and forecasted financial results. For certain CGUs, forecasted financial results are a significant element in the Company’s assessment of existence of impairment indicators, which also required a high degree of subjective auditor judgment in assessing the key assumptions included in the forecasted financial results. Key assumptions in the forecasted financial results for these CGUs relate to future sales volumes, oriented strand board pricing and operating margins.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s impairment indicator assessment process, including controls related to the consideration of internal and external factors used in the determination and forecasting of sales volumes, product pricing and operating margins for future periods. We inspected publicly available market data to assess external sources for indicators of impairment including negative changes in the oriented strand board market and expectations of future pricing. We evaluated the Company’s determination of potential indicators of impairment, by comparing actual financial performance relative to forecasted results and publicly available analyst reports. In addition, for certain CGUs, we compared the Company’s historical revenue, operating margin and sales volume expectations to actual results to assess the Company’s ability to accurately forecast.
Evaluation of the impairment of production equipment for the Cordele, Georgia mill
As discussed in Note 5 to the consolidated financial statements, the Company recorded an impairment of $10 million for certain property, plant and equipment at their Cordele, Georgia mill resulting from the indefinite curtailment of Line 1. The Company considered continued poor market conditions and lower-than-anticipated OSB demand in the year, which resulted in the curtailment of Cordele’s Line 1, to be an indicator of impairment for the Cordele mill. The Company tests production equipment for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the Cordele mill compared directly to the higher of its fair value less costs of disposal and its value in use. The value in use of the Cordele mill was determined based on future cash flow assumptions which reflect the Company’s long term plans for the mill. The determination of future cash flows involves significant judgment. The key assumptions used by the Company include the timing of forecasted revenues; future selling prices and margins; future sales volumes; and discount rate.
We identified the evaluation of the impairment of production equipment for the Cordele mill as a critical audit matter. This was due to the subjective auditor judgment required in evaluating the future cash flow assumptions used in the Company’s determination of value in use. Specifically, the future selling price assumption was challenging to evaluate as minor changes to this assumption had a significant effect on margins and future cash flows. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the Company’s key assumptions.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s property, plant and equipment impairment process, including controls related to the determination of the value in use of the cash generating unit, and the development of revenue timing, volume and pricing assumptions, margin assumptions and discount rate. We inspected publicly available market data to assess expectations of future pricing and performed trend analysis over historical pricing in the region. We then compared this market data and the trend analysis against future pricing included within the future projections. We performed sensitivity analyses over the pricing, margin, volumes, and discount rate assumptions to assess their impact on the Company’s determination of the recoverable amount. We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the discount rate used, by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP
We have served as the Company’s auditor since 2007.

Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada
February 4, 2020

Exhibit 99.3

Management’s Report on Internal Control over Financial Statements
The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively.
Norbord's internal control over financial reporting as of December 31, 2019, has been audited by KPMG LLP, the Independent Registered Public Accounting Firm, who also audited Norbord's consolidated financial statements for the year ended December 31, 2019. As stated in the Report of Independent Registered Public Accounting Firm, KPMG LLP expressed an unqualitifed opinion on the effectiveness of Norbord's internal control over financial reporting as of December 31, 2019.

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER WIJNBERGEN	ROBIN LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada
February 4, 2020

Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders and Board of Directors
Norbord Inc.:
Opinion on Internal Control over Financial Reporting
We have audited Norbord Inc.’s (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of (loss) earnings, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated February 4, 2020 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Form 40-F under the section entitled “Certifications and Disclosures Regarding Controls and Procedures”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

Vaughan, Canada
February 4, 2020

Exhibit 99.3

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents		$20	$128
Accounts receivable	3	136	149
Taxes receivable		63	—
Inventory	4	230	220
Prepaids		13	12
		462	509
Non-current assets
Property, plant and equipment	5, 10, 22	1,427	1,402
Intangible assets	6	21	20
Deferred income tax assets	14	2	6
Other assets	7	9	5
		1,459	1,433
		$1,921	$1,942
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$259	$293
Accrued liability under ASPP	15	—	42
Taxes payable		1	28
		260	363
Non-current liabilities
Long-term debt	8	657	550
Other long-term debt	3	68	—
Other liabilities	9	40	34
Deferred income tax liabilities	14	192	172
		957	756
Shareholders’ equity		704	823
		$1,921	$1,942
(See accompanying notes)
Commitments and Contingencies (note 20)
Subsequent Events (notes 3, 15)
On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
PETER GORDON	PETER WIJNBERGEN
Chair	President and Chief Executive Officer

Exhibit 99.3

Consolidated Statements of (Loss) Earnings

Years ended December 31, (US $ millions, except per share information)	Note	2019	2018
Sales	22	$1,731	$2,424
Cost of sales		(1,582)	(1,686)
General and administrative expenses		(14)	(18)
Depreciation and amortization	22	(136)	(134)
Loss on disposal of assets, net		(3)	(2)
Impairment of assets	5	(10)	(80)
Costs related to 100 Mile House indefinite curtailment	5	(2)	—
Operating (loss) income		(16)	504
Non-operating (expense) income:
Finance costs	13	(45)	(37)
Interest income	13	2	4
Costs on early extinguishment of 2020 Notes	8	(10)	—
(Loss) earnings before income tax		(69)	471
Income tax recovery (expense)	14	27	(100)
(Loss) earnings		$(42)	$371
(Loss) earnings per common share	16
Basic		$(0.51)	$4.29
Diluted		(0.51)	4.27
(See accompanying notes)
Consolidated Statements of Comprehensive (Loss) Income

Years ended December 31, (US $ millions)	Note	2019	2018
(Loss) earnings		$(42)	$371
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to earnings:
Foreign currency translation gain (loss) on foreign operations	14	14	(21)
Other comprehensive income (loss), net of tax		14	(21)
Comprehensive (loss) income		$(28)	$350
(See accompanying notes)

Exhibit 99.3

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, (US $ millions)	Note	2019	2018
Share capital	15
Balance, beginning of year		$1,280	$1,350
Issue of common shares upon exercise of options and DRIP		1	11
Common shares repurchased and cancelled		(27)	(57)
Common shares repurchased and cancelled under ASPP		24	(24)
Balance, end of year		$1,278	$1,280
Merger reserve	15	$(96)	$(96)
Contributed surplus	15
Balance, beginning of year		$4	$8
Stock-based compensation		1	1
Stock options exercised		(1)	(1)
Common shares repurchased and cancelled		—	(4)
Balance, end of year		$4	$4
Retained deficit
Balance, beginning of year		$(168)	$(67)
(Loss) earnings		(42)	371
Common share dividends		(86)	(417)
Common shares repurchased and cancelled	15	(21)	(37)
Common shares repurchased and cancelled under ASPP	15	18	(18)
Balance, end of year(i)		$(299)	$(168)
Accumulated other comprehensive loss	15
Balance, beginning of year		$(197)	$(176)
Other comprehensive income (loss), net of tax		14	(21)
Balance, end of year		$(183)	$(197)
Shareholders’ equity		$704	$823
(See accompanying notes)

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	15	$(263)	$(263)
All other retained (deficit) earnings		(36)	95
		$(299)	$(168)

Exhibit 99.3

Consolidated Statements of Cash Flows

Years ended December 31, (US $ millions)	Note	2019	2018
CASH PROVIDED BY (USED FOR):
Operating activities
(Loss) earnings		$(42)	$371
Items not affecting cash:
Depreciation and amortization	22	136	134
Deferred income tax	14	20	19
Impairment of assets	5	10	80
Costs on early extinguishment of 2020 Notes	8	10	—
Costs related to 100 Mile House indefinite curtailment	5	1	—
Loss on disposal of assets, net		3	2
Other items	17	16	(5)
		154	601
Net change in non-cash operating working capital balances	17	(47)	52
Net change in taxes receivable and taxes payable		(88)	(45)
		19	608
Investing activities
Investment in property, plant and equipment		(146)	(210)
Investment in intangible assets		(4)	(1)
		(150)	(211)
Financing activities
Issuance of debt	8	350	—
Repayment of debt	8	(240)	—
Premium on early extinguishment of 2020 Notes	8	(9)	—
Debt issuance costs	8	(6)	—
Accounts receivable securitization drawings, net	3	68	—
Repayment of lease obligations	10	(10)	—
Common share dividends paid		(86)	(411)
Repurchase of common shares	15	(48)	(98)
Issue of common shares	15	1	4
		20	(505)
Foreign exchange revaluation on cash and cash equivalents held		3	(5)
Cash and cash equivalents
Decrease during year		(108)	(113)
Balance, beginning of year		128	241
Balance, end of year		$20	$128
(See accompanying notes, including note 17 for supplemental cash flow information)

Exhibit 99.3

Notes to the Consolidated Financial Statements
(in US $, unless otherwise noted)
In these consolidated financial statement notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.
At year-end, Brookfield's interest was approximately 43% of the outstanding common shares of the Company.
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Norbord is an international producer of wood-based panels with 17 mills in the United States (US), Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)      Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). These financial statements were authorized for issuance by the Board of Directors of the Company on February 4, 2020.
(b)      Basis of Presentation
These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.
(c)      Basis of Measurement
These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 19) and certain long-lived assets measured at fair value for impairment assessments (as described in note 5).
(d)      Functional and Presentation Currency
The US dollar is the presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of North American operations is the US dollar and the functional currency of European operations is the Pound Sterling.
(e)      Foreign Currency Translation
Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in other comprehensive income (OCI). Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments, if any, in these operations are reported in the same manner.
Foreign currency-denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings and reported as general and administrative expenses, with the exception of gains and losses on translation of foreign currency-denominated deferred tax assets and liabilities and investment tax credit receivable, if any. Gains and losses on these items are included in earnings and reported as income tax expense. Gains or losses on transactions that economically hedge these items are also included in earnings. Foreign currency-denominated revenue and expenses are translated at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from intercompany loans to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance are considered to form part of the net investment in the foreign operation, are recognized in OCI.

Exhibit 99.3

(f)      Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits, as well as investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.
(g)      Inventories
Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.
(h)      Property, Plant and Equipment
Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production method. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 2 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.
Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs of disposal and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of its recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.
(i)      Intangible Assets
Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized in accordance with the substance of the agreements (either on a straight-line basis or based on the volume of timber harvested). Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount is less than the recoverable amount, the intangible assets would be reviewed for impairment as described in note 2(h) above.

(j)      Leases
At inception of a contract, Norbord assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, Norbord will recognize a right-of-use (ROU) asset and a lease obligation at commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability less adjustments. ROU assets are recorded at cost less accumulated depreciation, and are depreciated on a straight-line basis over the shorter of the estimated useful life of the ROU asset or the lease term, and are adjusted for certain remeasurements of the lease liability. When events or changes in circumstances are identified which may indicate that their carrying amount is less than their recoverable amount, ROU assets would be reviewed for impairment as described in note 2(h) above.
Lease liabilities are initially measured at the net present value of lease payments outstanding at lease commencement, discounted using the interest rate implicit in the lease or, if not readily determinable, Norbord's estimated incremental borrowing rate commensurate with the lease term. Subsequently, lease liabilities are measured at amortized cost using the effective interest method and remeasured to reflect any reassessment of options or lease modifications, or to reflect changes in lease payments, with a corresponding adjustment to the ROU asset or statement of earnings if the ROU asset has been reduced to zero. Judgement has been applied in determining the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options. The impact on the lease term resulting from this assessment could impact the amount of lease liabilities and ROU assets recognized.

Exhibit 99.3

Norbord has elected not to recognize ROU assets and lease liabilities for leases with terms of less than 12 months and leases of low-value assets. Lease payments associated with these leases are recognized in earnings as an expense on a straight-line basis over the lease term.
(k)      Employee Future Benefits
Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and final five years’ salary. The plans do not provide for indexation of benefit payments.
The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions for salary escalation, inflation and life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability and any plans with assets in excess of obligations are recorded as an asset. All actuarial gains or losses are recognized immediately through OCI.
(l)      Financial Instruments
The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.
The fair values of the Company’s derivative financial instruments, if any, are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments has been determined based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.
The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.
The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.
(m)      Debt Issue Costs
The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying amount of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.
(n)      Income Taxes
The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

Exhibit 99.3

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax (recovery) expense is recorded.
(o)      Share-based Payments
The Company issues both equity-settled and cash-settled share-based awards to certain employees, officers and Directors. Both types of awards are accounted for using the fair value method.
Equity-settled share-based awards are issued in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.
Cash-settled share-based awards are issued in the form of restricted stock units (RSUs) and deferred stock units (DSUs). The fair value of the liability for RSUs is determined using the Black-Scholes option pricing model. The liabilities for the DSUs are fair valued using the closing price of the Company’s common shares on the grant date. DSUs are initially measured at fair value at the grant date, and subsequently remeasured to fair value at each reporting date until settlement. The liability related to cash-settled awards is recorded in other liabilities.
(p)      Revenue Recognition
Revenue is recognized when control of the goods has transferred to the purchaser and collectibility is reasonably assured. This is generally when goods are shipped, which is also when the performance obligations have been fulfilled under either the terms of the related sales contract or standard industry terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. Revenues are recorded net of discounts and incentives but inclusive of freight. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.
(q)      Government Grants
Government grants relating to the acquisition of property, plant and equipment are recorded as a reduction of the cost of the asset to which it relates, with any depreciation calculated on the net amount over the related asset’s useful life. Government grants relating to income or for the reimbursement of costs are recognized in earnings in the period they become receivable and deducted against the costs for which the grants were intended to compensate.
(r)      Impairment of Non-Derivative Financial Assets
The credit risk of financial assets not classified at fair value through profit or loss is assessed at each reporting date. When the credit risk of a financial asset has increased, a provision for expected credit losses will be recorded and recognized in earnings.
(s)      Measurements of Fair Value
A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.
The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy at which such valuations should be classified.
When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique, as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;
Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Exhibit 99.3

(t)      Critical Judgements and Estimates
The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect: the reported amounts of assets, liabilities, revenues and expenses; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.
In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:
A.    Judgements
Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)Functional Currency
The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine their functional currency.
(ii)Income Taxes
In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgements are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset or liability is required, current period earnings or OCI will be affected.
B.    Estimates
Significant assumptions and estimates used in determining the recorded amounts for assets, liabilities, revenues and expenses in the consolidated financial statements for the year ended December 31, 2019 are:

(i)	Inventory
The Company estimates the net realizable value of its finished goods and raw materials inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets
When indicators of impairment are present and the recoverable amount of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; future raw materials availability; maintenance and other capital expenditures; discount rates; tax rates and undepreciated capital cost of assets for tax purposes; useful lives; and residual values.

(iii)	Leases
The Company estimates the initial amount of ROU assets and lease obligations to recognize using estimates regarding the Company's incremental borrowing rate, the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options.

(iv)	Employee Benefit Plans
The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

Exhibit 99.3

(v)	Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.
Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments
The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.
(u) Changes in Accounting Policies

(i)	Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 became effective for Norbord on January 1, 2019 and has been applied using the modified retrospective approach under which the cumulative effect of initial application was recognized in retained earnings as at January 1, 2019. As a result, comparative information has not been restated and is reported under IAS 17, Leases (IAS 17).
Upon transition to IFRS 16, Norbord recognized $24 million of lease liabilities and corresponding ROU assets. Norbord elected the practical expedient to apply IFRS 16 only to contracts previously identified as leases under IAS 17. The lease liabilities for leases previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019, and have been included in accounts payable and accrued liabilities (current portion) and other liabilities (non-current portion). The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 4.6%. There were no material differences from the operating lease commitments disclosed in Norbord's 2018 audited annual financial statements. ROU assets related to these leases were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, and have been included in property, plant and equipment (note 5).
The carrying amounts of $3 million as at January 1, 2019 of the ROU assets and lease liabilities for leases previously classified as finance leases under IAS 17 have been determined to be the carrying amounts of the lease assets and lease liabilities measured under IAS 17 immediately before that date.
The following practical expedients were also applied upon transition to IFRS 16:

•	excluded initial direct costs from the measurement of ROU assets at the date of initial application;

•	used hindsight when determining the lease term where the contract contains options to extend or terminate the lease; and

•	used a single discount rate on a portfolio of leases with similar characteristics.
The application of the above practical expedients did not result in any impact to retained earnings. The accounting policy has been updated accordingly (note 2(j)).

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation became effective for Norbord on January 1, 2019 and did not have any impact on its consolidated financial statements.

Exhibit 99.3

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. The amendments became effective for Norbord on January 1, 2019 and did not have any impact on its consolidated financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. These amendments became effective for Norbord on January 1, 2019 and did not have a significant impact on its consolidated financial statements.
(v) Future Changes in Accounting Policies
(i)Financial Instruments
In September 2019, the IASB issued amendments to IFRS 9 with regards to the interest rate benchmark reform. These amendments are effective for the annual period beginning on January 1, 2020 and provide targeted relief for financial instruments qualifying for hedge accounting to address uncertainties related to the ongoing reform of interbank offered rates. Norbord has assessed its financial instruments and does not expect these amendments to have an impact on its consolidated financial statements upon adoption.
NOTE 3. ACCOUNTS RECEIVABLE
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At year-end, the Company had transferred but continued to recognize $110 million (December 31, 2018 – $123 million) in trade accounts receivable, and the Company recorded drawings of $68 million as other long-term debt (December 31, 2018 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements, concentration limits and enhancement ratios. At period-end, the Company's maximum available drawings under the program were $83 million. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 18). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. For the year, the utilization charges on drawings ranged from 1.6% to 4.1% (2018 – no utilization charges).
The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at February 4, 2020, Norbord’s ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).
NOTE 4. INVENTORY

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Raw materials	$62	$72
Finished goods	81	69
Operating and maintenance supplies	87	79
	$230	$220
At year-end, the provision to reflect inventories at the lower of cost and net realizable value was $18 million (December 31, 2018 – $20 million).
NOTE 5. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2017	$12	$343	$1,549	$98	$2,002
Additions(1)	—	—	—	204	204
Disposals	—	—	(19)	—	(19)
Impairment	—	(25)	(55)	—	(80)
Transfers	—	36	178	(212)	2
Effect of foreign exchange	—	(4)	(20)	5	(19)
December 31, 2018	12	350	1,633	95	2,090
Initial adoption of IFRS 16 (note 10)	3	4	17	—	24
Additions(1)	—	—	3	138	141
Disposals	—	—	(13)	—	(13)
Impairment	—	—	(10)	—	(10)
Transfers	—	4	98	(103)	(1)
Effect of foreign exchange	—	2	3	2	7
December 31, 2019	$15	$360	$1,731	$132	$2,238
Accumulated depreciation
December 31, 2017	$—	$118	$463	$—	$581
Depreciation	—	19	112	—	131
Disposals	—	—	(19)	—	(19)
Effect of foreign exchange	—	(1)	(4)	—	(5)
December 31, 2018	—	136	552	—	688
Depreciation	—	19	114	—	133
Disposals	—	—	(11)	—	(11)
Effect of foreign exchange	—	—	1	—	1
December 31, 2019	$—	$155	$656	$—	$811
Net
December 31, 2018	$12	$214	$1,081	$95	$1,402
December 31, 2019	15	205	1,075	132	1,427

(1)	Net of government grants of less than $1 million (2018 – less than $1 million) received related to the Chambord project.
In the fourth quarter of 2019, the Company indefinitely curtailed Line 1 of its two-line Cordele, Georgia OSB mill due to continued poor market conditions and lower than anticipated OSB demand to-date, particularly in the South East region of the United States. As a result, an impairment loss of $10 million was recorded against the carrying values of certain of the mill's Line 1 production equipment in the third quarter of 2019. No additional impairment is required for the mill's remaining assets as the recoverable amount of these assets (determined based on value-in-use using a discounted future cash flow projection at a consolidated after-tax notional rate of 8.3%) is greater than their carrying values.
In the fourth quarter of 2018, an impairment loss of $80 million was recorded with respect to the Company's mill in 100 Mile House, British Columbia reflecting the reduction in the annual allowable cut and the longer-term trend of high wood costs in the region. In the third quarter of 2019, the Company indefinitely curtailed its 100 Mile House mill as a result of continued wood supply shortage and high wood prices. An additional $2 million charge was recognized during 2019 to provide for severance and related costs, of which $1 million has been paid.
In 2019, interest costs of $2 million (2018 – $nil) were capitalized and included in the cost of qualifying assets within additions.

Exhibit 99.3

NOTE 6. INTANGIBLE ASSETS

(US $ millions)	Cost	Accumulated Amortization	Net Book Value
December 31, 2017	$44	$(20)	$24
Additions	1	(3)	(2)
Effect of foreign exchange	(2)	—	(2)
December 31, 2018	43	(23)	20
Additions	3	(3)	—
Disposals	(2)	2	—
Transfers	1	—	1
December 31, 2019	$45	$(24)	$21
NOTE 7. OTHER ASSETS

(US $ millions)	Note	Dec 31, 2019	Dec 31, 2018
Defined benefit pension asset	11	$4	$4
Investment tax credit receivable		4	—
Other		1	1
		$9	$5
NOTE 8. LONG-TERM DEBT

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Principal value
5.375% senior secured notes due December 2020	$—	$240
6.25% senior secured notes due April 2023	315	315
5.75% senior secured notes due July 2027	350	—
	665	555
Less: Unamortized debt issue costs	(8)	(5)
	$657	$550
Maturities of long-term debt are as follows:

(US $ millions)	2020	2021	2022	2023	2024	Thereafter	Total
Maturities of long-term debt	$—	$—	$—	$315	$—	$350	$665
As at December 31, 2019, the weighted average effective interest rate on the Company’s debt-related obligations including other long-term debt was 5.7% (2018 – 5.9%).
Senior Secured Notes Due 2020
The Company’s senior secured notes due in December 2020 bore a fixed interest rate of 5.375%. On July 17, 2019, the Company redeemed these notes prior to maturity. A premium of $9 million was paid on the early redemption. In addition, a $1 million non-cash charge related to net unamortized debt issue costs was recognized.
Senior Secured Notes Due 2023
The Company’s senior secured notes due in April 2023 bear a fixed interest rate of 6.25%. The notes rank pari passu with the Company’s existing senior secured notes due in 2027 and committed revolving bank lines.
Senior Secured Notes Due 2027
On June 24, 2019, the Company completed the issuance of $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. Debt issue costs of $6 million were incurred in connection with the issuance. The proceeds were used to redeem the 2020 notes prior to maturity. The notes rank pari passu with the Company's existing senior secured notes due in 2023 and committed revolving bank lines.

Exhibit 99.3

Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2023 and 2027 senior secured notes.
At year-end, none (2018 – none) of the revolving bank lines were drawn as cash, $8 million (2018 – $8 million) was utilized for letters of credit and guarantees and $237 million (2018 – $237 million) was available to support short-term liquidity requirements.
The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis (note 18), of 65%. The Company was in compliance with the financial covenants at year-end.
Debt Issue Costs
Finance expense related to amortization of debt issue costs for 2019 was $2 million (2018 – $2 million).
NOTE 9. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2019	Dec 31, 2018
Defined benefit pension obligations	11	$16	$20
Accrued employee benefits	15	6	6
Lease obligations		12	2
Reforestation obligations		4	2
Unrealized monetary hedge loss	19	1	3
Other		1	1
		$40	$34
NOTE 10. LEASES
Information about Norbord's ROU assets included in property, plant and equipment is as follows:

(US $ millions)	Land	Buildings	Production Equipment	Total
January 1, 2019	$3	$4	$17	$24
Additions	—	—	3	3
Depreciation	—	(1)	(8)	(9)
December 31, 2019	$3	$3	$12	$18
For the year, $3 million of payments related to short-term leases was included in cost of sales. For the year, finance costs included $1 million related to lease liabilities. For the year, total cash outflows related to all leases were $14 million.
Leases of certain production equipment contain residual value guarantees of the ROU assets at the end of the contract term. At period-end, the expected amount payable under these residual value guarantees was less than $1 million.

NOTE 11. EMPLOYEE BENEFIT PLANS
Pension Plans
Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.

Exhibit 99.3

Information about Norbord’s defined benefit pension obligations and assets is as follows:

(US $ millions)	2019	2018
Change in accrued benefit obligations during the year
Accrued benefit obligations, beginning of year	$144	$167
Current service cost	2	3
Gain on curtailment	(1)	—
Interest on accrued benefit obligations	6	6
Benefits paid	(13)	(11)
Net actuarial (gain) loss arising from changes to:
Demographic assumptions	(1)	(1)
Financial assumptions	14	(6)
Foreign currency exchange rate impact	7	(14)
Accrued benefit obligations, end of year(1)	$158	$144
Change in plan assets during the year
Plan assets, beginning of year	$128	$149
Interest income	5	5
Remeasurement (losses) gains:
Return on plan assets (excluding interest income)	14	(9)
Employer contributions	6	6
Benefits paid	(13)	(11)
Foreign currency exchange rate impact	6	(12)
Plan assets, end of year(1)	$146	$128
Funded status
Accrued benefit obligations	$158	$144
Plan assets	(146)	(128)
Accrued benefit obligations in excess of plan assets(1)	$12	$16

(1)	All plans have accrued benefit obligations in excess of plan assets with the exception of the UK plan, which has been presented as other assets.
The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2019	2018
Current service cost	$2	$3
Interest cost	1	1
Gain on curtailment	(1)	—
Net pension expense	$2	$4
The significant weighted average actuarial assumptions are as follows:

	2019	2018
Used in calculation of accrued benefit obligations, end of year
Discount rate	3.0%	3.7%
Rate of compensation increase	2.3%	2.6%
Used in calculation of net periodic pension expense for the year
Discount rate	3.7%	3.2%
Rate of compensation increase	2.3%	2.6%

Exhibit 99.3

The impact of a change to the significant actuarial assumptions on the accrued benefit obligations as at December 31, 2019 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(11)	$13
Compensation rate (1.0% change)	3	(3)
Future life expectancy (1 year movement)	4	(4)
Retirement age (1 year movement)	(2)	1
The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2019	Dec 31, 2018
Asset category
Fixed income investments	58%	54%
Equity investments	41%	45%
Cash	1%	1%
Total assets	100%	100%
Cost of sales and general and administrative expenses include $14 million (2018 – $13 million) related to contributions to Norbord’s defined contribution pension plans.
NOTE 12. EMPLOYEE COMPENSATION AND BENEFITS
Included in cost of sales and general and administrative expenses are the following:

(US $ millions)	2019	2018
Short-term employee compensation and benefits	$185	$225
Long-term employee compensation and benefits	35	33
Share-based compensation	4	4
	$224	$262
NOTE 13. FINANCE COSTS AND INTEREST INCOME
The components of finance costs were as follows:

(US $ millions)	Note	2019	2018
Interest on long-term debt(1)		$35	$33
Interest on other long-term debt	3	2	—
Amortization of debt issue costs	8	2	2
Revolving bank lines fees and other		4	1
		43	36
Net interest expense on net pension obligations	11	1	1
Interest expense on lease obligations	10	1	—
Total finance costs		$45	$37

(1)	Net of capitalized interest of $2 million for 2019 (2018 – $nil) (note 5).
Interest income consists of income earned on cash and cash equivalents.
NOTE 14. INCOME TAX
Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

Exhibit 99.3

The sources of deferred income tax balances are as follows:

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Property, plant and equipment, differences in basis	$(209)	$(187)
Benefit of tax loss carryforwards	7	12
Other temporary differences in basis	12	9
Net deferred income tax liabilities	$(190)	$(166)

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Deferred income tax assets	$2	$6
Deferred income tax liabilities	(192)	(172)
Net deferred income tax liabilities	$(190)	$(166)
As at December 31, 2019, the Company had the following tax losses available for carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
United States – State tax loss	US$307	2039
Canada – capital loss	C$189	Indefinite
Canada – non-capital loss	C$15	2037
Belgium – trading loss	€30	Indefinite
The loss carryforwards may be utilized before expiry to eliminate cash taxes otherwise payable. Certain benefits relating to the above losses have been included in deferred income tax assets in the consolidated financial statements. At each balance sheet date, the Company reviews its deferred income tax assets and recognizes amounts that, in the judgement of management, are probable to be utilized. During the year, the Company derecognized $5 million in net deferred tax assets (2018 – $4 million recognized net deferred tax assets) relating to tax losses and temporary differences. The Company also recognized $1 million net deferred tax liabilities (2018 – $nil) related to items which were recorded in OCI. Of the total tax losses noted, the Company has not recognized €23 million (2018 – €19 million) loss carryforwards in Belgium and C $159 million (2018 – C $126 million) capital loss carryforwards in Canada.
In addition, the Company has not recognized the following tax attributes as at December 31, 2019:

(US $ millions)
United States – State tax loss (2021–2039)	$252
United States – State tax credits (2020–2026)	59
The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2019 is $872 million (December 31, 2018 – $843 million).
Income tax recovery (expense) recognized in the statement of earnings comprises the following:

(US $ millions)	2019	2018
Current income tax recovery (expense)	$47	$(81)
Deferred income tax expense	(20)	(19)
Income tax recovery (expense)	$27	$(100)

Exhibit 99.3

The income tax recovery (expense) is calculated as follows:

(US $ millions)	2019	2018
(Loss) earnings before income tax	$(69)	$471
Income tax recovery (expense) at combined Canadian federal and provincial statutory rate of 26% (2018 – 26%)	18	(122)
Effect of:
Rate differences on foreign activities	10	14
(Derecognition) recognition of the benefit of tax losses and other deferred tax assets	(5)	4
Remeasurement of deferred tax liabilities, net	4	3
Other	—	1
Income tax recovery (expense)	$27	$(100)
Income tax recovery recognized in the statement of comprehensive income comprises the following:
(US $ millions)	2019	2018
Foreign currency translation gain (loss) on foreign operations	$13	$(21)
Tax	1	—
Net of tax	$14	$(21)
NOTE 15. SHAREHOLDERS’ EQUITY
Share Capital

	2019		2018
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	81.7	$1,280	86.4	$1,350
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan(1)	—	1	0.5	11
Shares repurchased and cancelled in the year	(0.2)	(3)	(3.6)	(57)
Reverse accrual for shares repurchased and/or cancelled in 2019	1.6	24	—	—
Shares repurchased in 2018 and cancelled in 2019	(0.2)	(2)	(0.2)	(2)
Shares repurchased and cancelled under ASPP in 2019	(1.4)	(22)	(1.4)	(22)
Common shares outstanding, end of year	81.5	$1,278	81.7	$1,280

(1)	In 2019, less than 0.1 million common shares were issued as a result of options exercised.
As at December 31, 2019, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.
Normal Course Issuer Bid (NCIB)
In October 2019, the Company renewed its NCIB in accordance with Toronto Stock Exchange (TSX) rules. Under the NCIB, the Company may purchase up to 4,083,429 of its common shares, representing 5% of Norbord’s public float of 81,668,583 as of October 22, 2019, pursuant to TSX rules. Daily purchases of common shares may not exceed 72,970 subject to the Company’s ability to make “block” purchases under the rules of the TSX.

During the year, the Company repurchased and cancelled 0.2 million common shares under the current NCIB program for a total cost of $5 million. Of the total cost, $3 million represents a reduction in share capital and $2 million was charged to retained earnings.

In December 2019, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. Subsequent to year-end, an additional 0.1 million shares were repurchased for a total cost of $2 million.

Exhibit 99.3

Under its prior NCIB that commenced on November 5, 2018 and expired on November 4, 2019, the Company previously sought and received approval from the TSX to purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float of 51,919,654 as of October 22, 2018, pursuant to TSX rules. Daily purchases of common shares may not exceed 79,704 subject to the Company’s ability to make “block” purchases under the rules of the TSX. The Company had exhausted its prior NCIB limit.

In 2018, the Company repurchased and cancelled 3.6 million common shares under its prior NCIB program for a total cost of $98 million. Of the total cost, $57 million represented a reduction in share capital, $37 million was charged to retained earnings and $4 million was charged to contributed surplus.

In December 2018, the Company entered into an ASPP in order to facilitate the repurchase of its common shares under its prior NCIB during the regularly scheduled quarterly trading blackout period. As at December 31, 2018, 0.2 million shares had been purchased but not yet cancelled and $4 million related to these shares was included in accrued liabilities. In addition, an obligation for the future repurchase of shares under the ASPP of $38 million had been recognized in accrued liabilities as at December 31, 2018. During the first quarter of 2019, the Company repurchased and cancelled an additional 1.4 million shares under the ASPP for a total cost of $39 million. Of the total cost, $22 million represented a reduction in share capital and the remaining $17 million was charged to retained earnings. During the first quarter of 2019, 0.2 million shares purchased and accrued for in 2018 were also cancelled. Total cost relating to these shares was $4 million, of which $2 million represented a reduction in share capital and the remaining $2 million was charged to retained earnings.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition. Common shares purchased under the NCIB were cancelled.
Dividend Reinvestment Plan (DRIP)
During the year, no common shares were issued from treasury for reinvestment of dividends (2018 – 0.1 million shares issued from treasury).
Merger Reserve
On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance and the book value of Ainsworth’s net assets exchanged.
Contributed Surplus
Contributed surplus comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.
Share-based Payments
Stock Options

	2019		2018
	Options (millions)	Weighted Average Exercise Price (C $)	Options (millions)	Weighted Average Exercise Price (C $)
Balance, beginning of year	1.6	$31.02	1.4	$27.23
Options granted	0.2	37.80	0.5	40.33
Options exercised(1)	—	19.38	(0.3)	19.83
Options forfeited	(0.1)	35.64	—	—
Balance, end of year	1.7	$32.09	1.6	$31.02
Exercisable at year-end	0.9	$27.10	0.6	$23.84

(1)	In 2019, less than 0.1 million common shares were issued as a result of options exercised.

Exhibit 99.3

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, 0.2 million stock options were granted (2018 – 0.5 million stock options) and a stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2018 – $1 million).
The table below outlines the significant assumptions used during the year to estimate the fair value of options granted:

	2019	2018
Risk-free interest rate	1.6%	2.3%
Expected volatility	30%	30%
Dividend yield	2.1%	6.0%
Expected option life (years)	5	5
Share price (in Canadian dollars)	$37.37	$39.40
Exercise price (in Canadian dollars)	$37.80	$40.33
Weighted average fair value per option granted (in Canadian dollars)	$5.98	$4.03
In 2019, less than 0.1 million common shares (2018 – 0.3 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of $1 million (2018 – $4 million) and less than $1 million (2018 – $1 million) representing the vested fair value of the stock options. The weighted average share price on the date of exercise for 2019 was C $35.49 (2018 – C $48.66).
The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the stock options outstanding at December 31, 2019:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (C $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C $)	Options	Weighted Average Exercise Price (C $)
$5.01–$10.00	52,000	2.09	$9.96	52,000	$9.96
$10.01–$15.00	85,710	0.97	14.45	85,710	14.45
$15.01–$20.00	58,210	0.34	17.89	58,210	17.89
$20.01–$25.00	8,107	4.45	21.44	8,107	21.44
$25.01–$30.00	362,000	5.58	27.13	274,000	27.10
$30.01–$35.00	396,696	5.29	32.48	288,696	31.55
$35.01–$45.00	545,000	9.29	37.08	63,000	36.56
$45.01–$50.00	175,000	8.11	46.35	35,000	46.35
	1,682,723	6.45	$32.09	864,723	$27.10
Restricted and Deferred Stock Units
The Company has a Restricted Stock Unit (RSU) Plan for designated employees of the Company and its subsidiaries. An RSU is a unit equivalent in value to a common share. Units credited under this plan vest equally over three years. Vested amounts are paid in cash within 30 days of the vesting date. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.
The Company also has a Deferred Common Share Unit (DSU) Plan for senior management and Directors. A DSU is a unit equivalent in value to a common share. Following the participant’s termination of services with the Company, the participant will be paid in cash the market value of the common shares represented by the DSUs. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.
As at December 31, 2019, the total liability outstanding related to these plans was $6 million (December 31, 2018 – $6 million), of which $4 million (December 31, 2018 – $4 million) is recorded in other liabilities and $2 million (December 31, 2018 – $2 million) is recorded in accounts payable and accrued liabilities.

Exhibit 99.3

Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2019	Dec 31, 2018
Foreign currency translation loss on investment in foreign operations, net of tax of $(4) (December 31, 2018 – $(5))	$(145)	$(159)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2018 – $3)(1)	(8)	(8)
Actuarial loss on defined benefit pension obligations, net of tax of $9 (December 31, 2018 – $9)	(30)	(30)
Accumulated other comprehensive loss, net of tax	$(183)	$(197)

(1)	No net investment hedges were entered into during 2019 and 2018.
Amendment to Warrant Indenture
On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

•	an increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

•	a decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

•	a decrease in retained earnings of $263 million, reflecting the difference between these two amounts.
NOTE 16. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2019	2018
(Loss) earnings available to common shareholders	$(42)	$371
Common shares (millions):
Weighted average number of common shares outstanding	81.8	86.5
Dilutive stock options(1)	—	0.4
Diluted number of common shares	81.8	86.9
(Loss) earnings per common share:
Basic	$(0.51)	$4.29
Diluted	(0.51)	4.27

(1)
Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. At December 31, 2019, there were 0.9 million stock options (December 31, 2018 – 0.2 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 17. SUPPLEMENTAL CASH FLOW INFORMATION
Other items comprise:

(US $ millions)	Note	2019	2018
Stock-based compensation		$4	$4
Pension funding greater than expense		(2)	(2)
Cash interest paid less than interest expense		10	—
Amortization of debt issue costs	13	2	2
Unrealized loss on outstanding forwards	19	1	3
Unrealized foreign exchange loss (gain) on translation of monetary balances		2	(9)
Other		(1)	(3)
		$16	$(5)

Exhibit 99.3

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2019	2018
Cash provided by (used for):
Accounts receivable	$13	$19
Prepaids	(1)	(1)
Inventory	(7)	6
Accounts payable and accrued liabilities	(52)	28
	$(47)	$52
Cash interest and income taxes comprise:
(US $ millions)	2019	2018
Cash interest paid	$34	$34
Cash interest received	(2)	(4)
Cash taxes paid	70	126
Cash taxes received	(28)	(9)
The net change in financial liabilities arising from financing activities comprises:

(US $ millions)	2019	2018
Long-term debt	$107	$2
Other long-term debt	68	—
Net increase in financial liabilities	$175	$2

Cash and non-cash movements of changes in financial liabilities arising from financing activities comprises:

(US $ millions)	Note	2019	2018
Cash movements:
Issuance of debt	8	$350	$—
Repayment of debt	8	(240)	—
Debt issuance costs	8	(6)	—
Accounts receivable securitization drawings	3	68	—
		172	—
Non-cash movements:
Amortization of debt issue costs	8	2	2
Costs on early extinguishment of 2020 Notes	8	1	—
		3	2
Net increase in financial liabilities		$175	$2
NOTE 18. CAPITAL MANAGEMENT
The capital of the Company consists of the components of equity and debt obligations. Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:
Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity, less certain adjustments.
Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

Exhibit 99.3

NOTE 19. FINANCIAL INSTRUMENTS
Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risks. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.
Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.
Market Risk
Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company periodically uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.
Commodity Price Risk
Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.
Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.
At December 31, 2019, Norbord has economically hedged approximately 3% (December 31, 2018 – 5%) of its 2020 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 50% (2018 – 57%) of Norbord’s forecasted electricity consumption is purchased in regulated markets, and Norbord has hedged approximately 25% (December 31, 2018 – 30%) of its 2020 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they are considered normal purchases for the purpose of consumption.
Interest Rate Risk
Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.
Currency Risk
Norbord’s primary foreign exchange exposure arises from the following sources:

•	net investments in foreign operations, limited to Norbord's investment in its European operations which transact in both Pounds Sterling and Euros;

•	Canadian dollar-denominated monetary assets and liabilities; and

•	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord's Canadian operations and Euro-denominated revenues in Norbord's UK operations.
Under the Company’s risk management policy, the Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling. Refer to Non-Derivative Financial Instruments and Derivative Financial Instruments sections below.

Exhibit 99.3

Counterparty Credit Risk
Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.
Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. As at December 31, 2019, the provision for doubtful accounts was less than $1 million (December 31, 2018 – less than $1 million). In 2019, Norbord had one customer (2018 – no customers) whose purchases represented 10% of total sales.
Under an accounts receivable securitization program (note 3), Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2019, Norbord recorded drawings of $68 million (December 31, 2018 – no drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.
Surplus cash is only invested with counterparties meeting minimum credit quality requirements and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.
The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.
Liquidity Risk
Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.
At December 31, 2019, Norbord had $20 million in cash and cash equivalents, $15 million in available drawings under its accounts receivable securitization program and $237 million in unutilized committed revolving bank lines.
Financial Liabilities
The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s long-term financial liabilities:

						Payments Due by Year
(US $ millions)	2020	2021	2022	2023	2024	Thereafter	Total
Principal	$—	$—	$—	$315	$—	$350	$665
Interest	41	40	40	30	20	60	231
Long-term debt, including interest	$41	$40	$40	$345	$20	$410	$896
Note: The above table does not include pension and post-employment benefit plan obligations and lease obligations.

Exhibit 99.3

Non-Derivative Financial Instruments
The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2019		Dec 31, 2018
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$20	$20	$128	$128
Accounts receivable	Amortized cost	136	136	149	149
Other assets(1)	Amortized cost	1	1	1	1
		$157	$157	$278	$278
Financial liabilities:
Accounts payable and accrued liabilities	Amortized cost	$259	$259	$293	$293
Automatic share purchase plan accrual	Amortized cost	—	—	42	42
Long-term debt(2)	Amortized cost	665	702	555	556
Other long-term debt	Amortized cost	68	68	—	—
Other liabilities(1)	Amortized cost	12	12	12	12
		$1,004	$1,041	$902	$903

(1)	Excludes defined benefit pension asset and obligations and lease obligations scoped out of IFRS 9, Financial instruments (notes 7, 9).

(2)	Principal value of long-term debt excluding debt issue costs of $8 million (2018 – $5 million) (note 8).
Derivative Financial Instruments
Canadian Dollar Monetary Hedge
At December 31, 2019, the Company had foreign currency forward contracts with various financial institutions representing a notional amount of C $52 million (December 31, 2018 – C $143 million) in place to buy US dollars and sell Canadian dollars with maturities in January 2020. The fair value of these contracts at year-end is an unrealized loss of $1 million (December 31, 2018 – an unrealized loss of $3 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at year-end and is included in other liabilities. In 2019, net realized gains on the Company’s matured hedges were less than $1 million (2018 – losses of $3 million) and are included in earnings. A one-cent change in the exchange rate would result in a less than $1 million impact.

Euro Cash Flow Hedge
At year-end, the Company had foreign currency options representing a notional amount of €30 million (December 31, 2018 – €30 million) in place to buy Pounds Sterling and sell Euros with maturities between January 2020 and June 2020. The fair value of these contracts at year-end is an unrealized gain of less than $1 million (December 31, 2018 – less than $1 million). In 2019, realized losses on the Company's matured hedges were less than $1 million (2018 – less than $1 million). A one-cent change in the exchange rate would result in a less than $1 million impact.
Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.
NOTE 20. COMMITMENTS AND CONTINGENCIES
The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance or cash flows.

Exhibit 99.3

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$37	$38	$48	$123
Lease obligations	8	11	4	23
Reforestation obligations	1	2	1	4
	$46	$51	$53	$150
Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.
NOTE 21. RELATED PARTY TRANSACTIONS
In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.
Brookfield
As at December 31, 2019, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million (December 31, 2018 – less than $1 million) and are included in other liabilities in the consolidated balance sheets.
Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. In 2019, the fees for services rendered were less than $1 million (2018 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2019, net sales of $71 million (2018 – $92 million) were made to Interex. At year-end, $4 million (December 31, 2018 – $2 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2018 – less than $1 million) and is included in other assets.
Compensation of Key Management Personnel
The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2019	2018
Salaries, incentives and short-term benefits	$3	$4
Share-based awards	2	2
	$5	$6
NOTE 22. GEOGRAPHIC SEGMENTS
The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

	Note				2019
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,237	$494	$—	$1,731
EBITDA(1)		70	64	(14)	120
Depreciation and amortization	5, 6	110	26	—	136
Additions to property, plant and equipment	5	96	45	—	141
Property, plant and equipment	5	1,147	280	—	1,427
					2018
(US $ millions)		North America	Europe	Unallocated	Total
Sales		$1,907	$517	$—	$2,424
EBITDA(1)		570	86	(18)	638
Depreciation and amortization	5, 6	111	23	—	134
Additions to property, plant and equipment	5	186	18	—	204
Property, plant and equipment	5	1,159	243	—	1,402

(1)
EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of debt. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.